Exhibit 23.1

[Letterhead of KPMG LLP]

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Del Monte Foods Company:

We consent to the use of our reports dated July 1, 2009, with respect to the consolidated balance sheets of Del Monte Foods Company and its subsidiaries as of May 3, 2009 and April 27, 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended May 3, 2009, and the effectiveness of internal control over financial reporting as of May 3, 2009, incorporated herein by reference.

/s/ KPMG LLP

San Francisco, California

April 27, 2010